

Mail Stop 3720

October 20, 2017

Mr. XUE Taohai
Chief Financial Officer
China Mobile Limited
60th Floor, The Center
99 Queen's Road Central
Hong Kong, China

> **Re: China Mobile Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed April 27, 2017**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 26, 2016**
> **File No. 333-12222**

Dear Mr. XUE Taohai:

        We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Terry French for

                Carlos Pacho
                Senior Assistant Chief Accountant
                AD Office 11 – Telecommunications